SAExploration Holdings, Inc.

3333 8th Street SE, 3rd Floor

Calgary, Alberta T2G 3A4

December 10, 2013

Via EDGAR AND FedEx

Securities and Exchange Commission

100 F. St, N.E.

Washington, D.C. 20549

Attn:	Ms. Anne Nguyen Parker, Branch Chief

Ms. Karina V. Dorin, Staff Attorney

Re:	SAExploration Holdings, Inc.

Registration Statement on Form S-4
Filed November 1, 2013
File No. 333-192034
Definitive Information Statement on Schedule 14C
Filed October 10, 2013
File No. 1-35371

Ladies and Gentlemen:

SAExploration Holdings, Inc. (the “Company”) does hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company dated November 20, 2013, regarding the above-captioned Registration Statement on Form S-4 (the “Original Registration Statement”) and Definitive Information Statement on Schedule 14C (the “Information Statement”). For the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter. Page references in our responses correspond to Amendment No. 1 to the Registration Statement filed with the Commission on the date hereof (the “Amended Registration Statement”), a copy of which has been marked to note the changes from the Original Registration Statement, and capitalized terms included in our responses and not otherwise defined herein have the respective meanings given such terms in the Amended Registration Statement.

Registration Statement on Form S-4

General

Comment:

1.	It appears that the exchange offer for Public Warrants, Private Warrants and Convertible Debt Warrants is an issuer tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E. However, we are unable to locate the Tender Offer Statement on Schedule TO you disclose at page 39 that you have filed. Please advise us if the company intends to file a Schedule TO either prior to effectiveness of the registration statement in reliance on Securities Act Rule 162 or following effectiveness of the registration statement in accordance with Exchange Act Rule 13e-4(b)(1). If so, we remind the company of its obligations under the aforementioned tender offer rules, including the company's obligations under Exchange Act Rule 13e-4(c) and (d).

Securities and Exchange Commission

December 10, 2013

Response:

We intend to file the Tender Offer Statement on Schedule TO (the “Schedule TO”) on the date of commencement of the warrant exchange offer described in the Amended Registration Statement (the “Offer”). At this time, the Company does not anticipate commencing the Offer until after the effectiveness of the Amended Registration Statement. The Company acknowledges its obligations under the referenced tender offer rules. We have revised the disclosure on page 41 of the Amended Registration Statement to clarify that the Schedule TO has not yet been filed.

Comment:

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 13e-4(f)(1)(i). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently presented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Rule 13e-4(a)(3) and (f)(1)(i). Please confirm that the offer will be open at least through midnight on the twentieth business day.

Response:

We hereby confirm that the offer will be open for at least 20 full business days, and at least through midnight on the twentieth business day to ensure compliance with Rule 13e-4(f)(1)(i). We further confirm that the expiration date will be included in the final Prospectus/Offer to Exchange regarding the Offer that will be disseminated to security holders and filed with the Commission pursuant to the applicable provisions of Rule 424.

Comment:

3.	If you do not believe pro forma information about the effect of the Offer is material in the context of this transaction, please explain why in your response letter. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO. Otherwise, provide such information in the prospectus.

Response:

We have included in the Amended Registration Statement the unaudited pro forma condensed financial information regarding the effect of the Offer described in Item 1010(b) of Regulation M-A to aid Warrant holders in their analysis of the financial aspects of the Offer. That information can be found beginning on page 42 of the Amended Registration Statement.

Securities and Exchange Commission

December 10, 2013

Cover Page

Comment:

4.	We note the disclosure in bold face on the cover page that you “reserve the right to redeem any Warrants, as applicable, pursuant to their terms at any time, including prior to the completion of the Offer.” We also not [sic] the disclosure on page 2 of the Prospectus Summary about the redemption feature of the Private and Public Warrants. Please indicate the exemption from Rule 14e-5 that would permit you to call or redeem the Warrants from the date of the announcement through the expiration of the Offer. We may have further comments.

Response:

We have revised the disclosure in the cover page of the Amended Registration Statement and in the Letter of Transmittal relating to the Offer filed as Exhibit 99.1 thereto (the “Letter of Transmittal”) to remove the referenced sentence regarding redemption of the Warrants prior to completion of the Offer. The Company does not intend to redeem any of the Warrants while the Offer is outstanding.

Prospectus Summary, page 1

Comment:

5.	Please include all of the disclosure in Item 1004(a) of Regulation M-A, including the accounting treatment of the Offer. If any of the disclosure called for by that provision is not material in the context of this issuer offer, explain why in your response letter.

Response:

We have revised the Prospectus Summary on pages 3 and 4 of the Amended Registration Statement to add the procedures for tendering warrants and the accounting treatment of the Offer. We have addressed all other items required by Item 1004(a) of Regulation M-A.

Comment:

6.	Under the subheading “Market Price for Our Common Stock,” please disclose the current market price of your common stock and warrants.

Securities and Exchange Commission

December 10, 2013

Response:

We have revised the Prospectus Summary on page 2 of the Amended Registration Statement as requested to disclose the market price of our common stock and warrants as of December 6, 2013.

The Offer, page 21

Conditions to the Offer, page 23

Comment:

7.	Refer to the first paragraph after the bulleted conditions listed on page 23. You state that you may “extend, suspend or cancel the Offer” if the registration statement is not effective at the Expiration Date. Clarify what you mean by “suspend” in this context. How would “suspend” be different than extending or canceling (terminating) the Offer, which are already covered in the same sentence? Please revise or advise.

Response:

We have revised the disclosure on page 24 of the Amended Registration Statement to remove the reference to suspending the Offer.

Material U.S. Federal Income Tax Consequences, page 35

Comment:

8.	We note your language that “The following description summarizes the material U.S. federal income tax consequences of the receipt of common stock in exchange for the Warrants pursuant to the Offer and the ownership and disposition of the common stock” (emphasis added). We further note that you have provided a “short form” opinion as part of Exhibit. 5.1 that states that “All of the statements set forth in the Registration Statement pertaining to federal income tax law (specifically including federal income tax law discussions in the Prospectus under the headings “Prospectus Summary – Tax Consequences of the Offer” and “The Offer – Material U.S. Federal Income Tax Consequences”), to the extent they constitute summaries of matters of United States federal income tax law or legal conclusions with respect thereto, accurately summarize the matters described therein in all material respects” (emphases added). Please revise this section to name counsel providing the tax opinion and explicitly provide a tax opinion as to the material tax consequences rather than providing a description or summary of the tax consequences. In this regard, state that the opinion(s) in this “Material U.S. Federal Income Tax Consequences” section is the tax opinion(s) of counsel. Similarly, please revise Exhibit 5.1 to state that the opinion found in the “Material U.S. Federal Income Tax Consequences” section is the tax opinion of counsel. See Section III of Staff Legal Bulleting No. 19.

Securities and Exchange Commission

December 10, 2013

Response:

We have revised the disclosure beginning on page 37 of the Amended Registration Statement as requested to name counsel providing the tax opinion and state that the opinion that the exchange is a non-taxable recapitalization to U.S. and non-U.S. holders in the “Material U.S. Federal Income Tax Consequences” section is the tax opinion of such counsel. We believe that is the only tax consequence that is material to a Warrant holder’s decision to exchange the Warrants. We have also filed a revised legal opinion as Exhibit 8.1 (which is included in Exhibit 5.1) to the Amended Registration Statement to state that such opinion is the tax opinion of counsel.

Additional Information; Amendments, page 39

Comment:

9.	Rule 13e-4(f)(8)(i) requires the Offer be open to all holders of Warrants. Tell us how the disclosure in the second paragraph of this section comports with this all holders provision. See also the disclosure on page 2 of the Prospectus in the Summary section.

Response:

Rule 13e-4(f)(9) provides that Rule 13e-4(f)(8)(i) shall not prohibit the issuer from making an offer in a state where the offer is prohibited by administrative or judicial action pursuant to a state statute after a good faith effort to comply with such statute. The Company believes it will be in compliance with all applicable state statutes but is including the referenced disclosure in case such a prohibition arises. We have revised the second cover page and the disclosure on page 41 of the Amended Registration Statement to note that we are not aware of any states or jurisdictions in which the Offer would be unlawful.

Comment:

10.	See our last comment above. Indicate how and when you would advise Warrant holders if you determine that you are not legally authorized to make the Offer in any given jurisdiction. We may have further comments.

Response:

We would advise Warrant holders by a supplement to the Prospectus/Offer to Exchange governing the Offer, as soon as possible after the determination is made.

Securities and Exchange Commission

December 10, 2013

Letter of Transmittal

Comment:

11.	Please delete the language requiring that the warrant holder to acknowledge that he/she has “reviewed” the Prospectus/Offer to Exchange.

Response:

We have revised the acknowledgement on page 6 of the Letter of Transmittal as requested to delete the reference to the warrant holder’s review of the Prospectus/Offer to Exchange.

Exhibit 5.1

Comment:

12.	We note that counsel has assumed for purposes of the opinion that the shares to be issued will have been registered under the Securities Act pursuant to the Registration Statement. However, such assumption does not appear to be appropriate with respect to this transaction. Please obtain and file a revised opinion that does not include such assumption.

Response:

We have filed a revised legal opinion as Exhibit 5.1 to the Amended Registration Statement that does not include the noted assumption.

Definitive Information Statement on Schedule 14C

Comment:

13.	You state in the Form S-4 that “Stockholder approval of the Note Conversion was achieved by written consent of the holders of a majority of the shares of our common stock entitled to vote, as of June 24, 2013 and, as to the further amended and restated Notes, as of August 19, 2013 and October 9, 2013. Such approvals will become effective on November 1, 2013, which is 20 days after the date we mailed an information statement to our stockholders informing them of such approvals.” Please tell us what consideration you gave to filing a preliminary information statement on Schedule 14C. See Rule 14c-5.

Securities and Exchange Commission

December 10, 2013

Response:

We did not file a preliminary information statement on Schedule 14C in reliance on Rule 14c-5(a)(4). Pursuant to that rule, a preliminary information statement need not be filed when the only matter being acted upon is the approval or ratification of a plan as defined in Item 402(a)(6)(ii) of Regulation S-K, which includes “any plan, contract, authorization or arrangement, whether or not set forth in any formal document, pursuant to which cash, securities, similar instruments, or any other property may be received.” The Nasdaq Stock Market LLC (“Nasdaq”), in reviewing the Company’s listing application earlier this year, determined that the convertible feature of the Notes, in which they can be converted into warrants to receive common stock, constituted an equity compensation arrangement to the holders of the Notes because the holders are also directors and former officers of the Company. Under Nasdaq Listing Rule 5635(c), stockholder approval is required for compensation arrangements with directors and officers. (We note that stockholder approval of such arrangement is not required by Delaware law or SEC rule.) Because we obtained stockholder approval of the note conversion solely as a compensation arrangement under the aforementioned Nasdaq Listing Rule, which arrangement falls within the definition of “plan” under Item 402(a)(6)(ii) of Regulation S-K, we believe the Rule 14c-5(a)(4) exemption to the preliminary information statement filing requirement applies.

The Company is not requesting acceleration of the effective date of the Amended Registration Statement at this time and will await any further comments the Staff may have with respect to the Amended Registration Statement or the Information Statement. In the event the Company does request acceleration of the effective date of the Amended Registration Statement, it will provide the written statement referenced in the Staff’s letter to the Company dated November 20, 2013.

Please contact the undersigned (713-816-6392 or bwhiteley@saexploration.com) with any questions or further comments you may have.

Very truly yours,

/s/ Brent Whiteley

Brent Whiteley
Chief Financial Officer and General Counsel

Enclosure

cc:	W. Garney Griggs, Esq.

Strasburger & Price, LLP